August 12, 2025

Lixin Cai
Chief Executive Officer
CXJ Group Co., Ltd
Room 401, 4th Floor, East Block Building 5
Xintiandi Business Center, No. 7 Anqiaogang Road
Gongshu District, Hangzhou City
Zhejiang Province, China 310017

       Re: CXJ Group Co., Ltd
           Form 10-K for the fiscal year ended May 31, 2024
           Filed November 8, 2024
           Form 10-Q for the quarter ended November 30, 2024
           Filed January 8, 2025
           File No. 000-56425
Dear Lixin Cai:

       We issued comments on the above captioned filings on March 26, 2025. On May 1,
2025, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

        As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Stephany Yang at 202-551-3167 or Kevin Woody at
202-551-3629
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing